UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)

Under the Securities Exchange Act of 1934

Barfresh Food Group Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

067532101
(CUSIP Number)

Adam D. Averbach, Esq. c/o Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐

CUSIP No. 067532101

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Lazarus Investment Partners LLLP 56-2347695
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 18,670,192
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 18,670,192
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,670,192
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 067532101

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Lazarus Management Company LLC 33-10412318
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 18,673,192
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 18,673,192
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,673,192
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 067532101

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Justin B. Borus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 18,673,192
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 18,673,192
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,673,192
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%
14.	TYPE OF REPORTING PERSON IN/HC

Explanatory Note

Lazarus Investment Partners LLLP, Lazarus Management Company LLC, and Justin B. Borus (collectively “Reporting Persons”) are filing this Amendment in connection with the transaction described in Item 5(c) below.

Item 1.  Security and Issuer.

(a)  This statement on Schedule 13D relates to the Common Stock of Barfresh Food Group Inc., a Delaware corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at 90 Madison Street, Suite 701, Denver, CO  80206.

Item 2.  Identity and Background.

(a)-(c) and (f)  This statement is being filed by Lazarus Investment Partners LLLP, a Delaware limited liability limited partnership (“Lazarus Partners”).

Lazarus Management Company LLC, a Colorado limited liability company (“Lazarus Management”), is the investment adviser and general partner of Lazarus Partners and Lazarus Macro Micro Partners LLLP (“Macro Micro Partners”), and consequently may be deemed to have voting control and investment discretion over securities owned by Lazarus Partners and Macro Micro Partners. Justin B. Borus is the managing member of Lazarus Management. As a result, Mr. Borus may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management.  Macro Micro Partners’ holdings in the Issuer consists of 3,000 shares of Common Stock, and it is not a Reporting Person.  Its shares are included in Lazarus Management’s and Mr. Borus’ holdings for the reasons set forth above.  The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the shares owned by Lazarus Partners and Macro Micro Partners.  Each of Lazarus Management and Mr. Borus disclaims beneficial ownership of the securities set forth in this Schedule 13D, except to the extent of its or his pecuniary interests therein.

The business address for the Reporting Persons is c/o Lazarus Management Company LLC, 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209. Mr. Borus is a United States citizen.

The principal business of Lazarus Partners is investing in securities.  The principal business of Lazarus Management is providing investment advice.  The principal business of Mr. Borus is investment management.

(d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws, except that Lazarus Management is subject to an order in an SEC administrative proceeding, File No. 3-16068 based on its inadvertent late filing of reports required under Sections 13(d) and 16(a) of the Securities Exchange Act of 1934.  Without admitting or denying any violation, Lazarus Management submitted an offer to the SEC to settle the matter by agreeing to cease and desist from committing more filing violations and by paying a $60,000 penalty, with the offer of settlement being accepted in the SEC’s order.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons hold shares of the Issuer’s common stock and warrants to purchase common stock that were acquired for cash with Lazarus Partners’ own funds (or Macro Micro Partners’ funds for the 3,000 shares it acquired) or were received in consideration of extensions of payment on a promissory note.

Item 4.  Purpose of Transaction.

(a)-(i)   The securities of the Issuer were purchased for investment in the ordinary course of Reporting Persons’ business and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect.

Item 5.  Interest in Securities of the Issuer.

(a)  Reference is made to items 7, 9, 11 and 13 of pages 2-4 of this Schedule, which items are incorporated by reference.  The securities reported on this Schedule consist of 8,056,962 shares of Common Stock and Warrants to purchase an additional 10,613,230 shares of Common Stock held by Lazarus Partners and an additional 3,000 shares of Common Stock held by Macro Micro Partners (and reported only by Lazarus Management and Mr. Borus).  The calculation of percentage of beneficial ownership in Item 13 of page 2 – 4 was calculated using information obtained from the Issuer’s Form 10-Q filed with the SEC on November 14, 2014 in which it stated  that the number of shares of its common stock outstanding as of November 14, 2014 was 66,326,828.

(b)  The Reporting Persons have the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  The Reporting Persons have the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  The Reporting Persons do not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and do not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.

(c)  On December 23, 2014, Lazarus Partners received a 3 year warrant to purchase 579,897 shares of Common Stock at an exercise price of $0.485 a share (which may be exercised on a cashless basis) in consideration of an extension of the maturity date of a promissory note which was scheduled to mature on December 20, 2014 and has been extended to June 20, 2015.  On March 19, 2014, Lazarus Partners purchased from the Issuer 1,000,000 shares of Common Stock and a 3 year warrant to purchase 500,000 shares of Common Stock at an exercise price of $.60 a share for a total purchase price of $500,000.  On December 20, 2013, Lazarus Partners purchased a promissory note in the principal amount of $500,000 and a 5 year warrant to purchase 833,333 shares of Common Stock at an exercise price of $0.45 a share (which may be exercised on a cashless basis) for a purchase price of $500,000. On July 26, 2013, Lazarus Partners purchased 5,600,000 Units from the Issuer for a purchase price of $.25 a unit for a total purchase price of $1,400,000.  Each Unit consisted of 1 share of Common Stock, a 3 year warrant to purchase 1 share of Common Stock at an exercise price of $.25 per share (which may be exercised on a cashless basis) and a 5 year warrant to purchase one-half (½) share of Common Stock at an exercise price of $.50 per share.  3,000 shares of Common Stock (that were a part of the 5,600,000 Units) were purchased by Macro Micro Partners.  On August 5, 2013, Lazarus Partners purchased 200,000 Units for a purchase price of $.25 per Unit or a total purchase price of $50,000.  Each of the foregoing transactions was a purchase directly from the Issuer in a private negotiated transaction.  In addition, Lazarus Partners made the following open market purchases since its most recent filing on Schedule 13D:

Date	Shares	Price / Share
9/17/2014	500	0.74
9/25/2014	500	0.635

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lazarus Partners is a party to (i) a Securities Agreement and Series E Common Stock Purchase Warrant with the Issuer pursuant to which a purchase was made on March 19, 2014, (ii) a Registration Rights Agreement, Warrant and Promissory Note with the Issuer dated December 20, 2013, as amended in connection with the note extension and warrants issued on December 23, 2014, and (iii) Subscription Agreements and Registration Rights Agreements with the Issuer dated July 26, 2013 and August 5, 2013 pursuant to which securities were purchased and Stock Purchase Warrants issued pursuant to the Subscription Agreements, all as more fully described in Item 5 above.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of December 24, 2014, by and among Lazarus Investment Partners LLLP, Lazarus Management Company LLC and Justin B. Borus.
Exhibit B:	Form of Warrant (incorporated by reference to Exhibit 4.3 to Issuer’s Form 10-Q filed with the SEC on February 2, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 2014

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its General Partner
By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Managing Member

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Managing Member

/s/ Justin B. Borus
Justin B. Borus

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock of Growblox Sciences, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  December 24, 2014

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its General Partner
By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Managing Member

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Managing Member

/s/ Justin B. Borus
Justin B. Borus